BHA SELECT NETWORK, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss $ (378,993)

Adjustments to reconcile net loss to net
 cash used by operating activities:

  Changes in operating assets and liabilities:
    Prepaid expenses   254,091
    Fee revenue receivable   109,424
    Deferred revenue   (177,613)
    Accounts payable   10,019
    Accrued payroll   (29,864)
    Deposit FINRA   1,802

NET CASH USED BY OPERATING ACTIVITIES   (211,134)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Member's contributions   224,080

NET CASH PROVIDED BY FINANCING ACTIVITIES   224,080

NET CHANGE IN CASH AND CASH EQUIVALENTS   12,946

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD   59,554

CASH AND CASH EQUIVALENTS, END OF PERIOD $ 72,500